Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

March 26, 2020

Re:	Otis Collection LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed March 12, 2020
File No. 024-11126

On behalf of Otis Collection LLC, I hereby request qualification of the above-referenced offering statement at 5:00pm, Eastern Time, on Friday, March 27, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Michael Karnjanaprakorn
Michael Karnjanaprakorn
Chief Executive Officer
Otis Collection LLC

cc: Andrew Stephenson

CrowdCheck Law LLP